Exhibit 99.4

Aptorum Group Limited Announces Up To $6 Million Registered Direct Offering

$2 million upfront with up to additional $4 million of potential aggregate gross proceeds upon the exercise in full of warrants

NEW YORK, NY, Oct. 10, 2025 (GLOBE NEWSWIRE) -- Aptorum Group Limited (NASDAQ:

APM) (“Aptorum Group” or “Aptorum”), a clinical stage biopharmaceutical company dedicated to addressing unmet medical needs, today announced that it has entered into definitive agreements for the purchase and sale of 1,000,000 Class A ordinary shares at a purchase price of $2.00 per share in a registered direct offering. In a concurrent private placement, the Company will issue unregistered warrants to purchase up to 2,000,000 Class A ordinary shares at an exercise price of $2.00 per share that will be exercisable upon issuance and will expire twenty-four months from the effective date of a registration statement registering for resale the ordinary shares underlying the warrants. The closing of the offering is expected to occur on or about October 14, 2025, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering are expected to be $2 million before deducting placement agent fees and other offering expenses payable by the Company. The potential additional gross proceeds to the Company from the unregistered warrants, if fully-exercised on a cash basis, will be $4 million. No assurance can be given that any of such unregistered warrants will be exercised for cash or exercised at all. The Company intends to use the net proceeds from the offering to fund expenses expected to be incurred in connection with the previously announced merger agreement between Aptorum and DiamiR Biosciences Corp. and for general working capital of the two companies pending anticipated closing of the merger. The merger remains subject to a number of contingencies, including approval by Aptorum’s shareholders.

The ordinary shares (but not the unregistered warrants and the ordinary shares underlying the unregistered warrants) described above are being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-268873) that was declared effective by the Securities and Exchange Commission (the “SEC”) on January 19, 2023. The offering of the ordinary shares is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the registered direct offering will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, New York 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.